# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Xilio Therapeutics, Inc., CIK 0001840233
CUSIP: 98422T100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 828 Winter Street, Suite 300, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 12/18/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-088525
Filed by CIK 0000882095

## Reporting persons
- GILEAD SCIENCES INC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 9,105,451; shared voting power 0; sole dispositive power 9,105,451; shared dispositive power 0; aggregate amount beneficially owned 9,105,451 (19.9% of the class)
  Comment: Items 5, 7, 9: Consists of (A) 6,860,223 shares of common stock, par value $0.0001 per share (the "Common Stock"), of Xilio Therapeutics, Inc. (the "Issuer") issued to the Reporting Person on March 28, 2024, (B) 485,250 shares of Common Stock issued to the Reporting Person on April 3, 2024, and (C) 1,759,978 shares of Common Stock issued to the Reporting Person on December 18, 2024.
  
  Item 11: Based on 43,996,060 shares of Common Stock issued and outstanding as of December 10, 2024, according to information provided by the Issuer, plus 1,759,978 shares of Common Stock issued to the Reporting Person on December 18, 2024.

## Item 1. Issuer
Name of issuer: Xilio Therapeutics, Inc.
Address of issuer's principal executive offices: 828 Winter Street, Suite 300, Waltham, Massachusetts, 02451

## Item 2. Person Filing
Name of person filing: Gilead Sciences, Inc.
Address of principal business office or, if none, residence:
333 Lakeside Drive
Foster City, California 94404
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 9,105,451
Percent of class: 19.9
Sole power to vote or to direct the vote: 9,105,451
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 9,105,451
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- GILEAD SCIENCES INC: /s/ Andrew D. Dickinson, Executive Vice President and Chief Financial Officer (12/19/2024)